Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Quebec Canada J0A 1B0
www.cascades.com

CASCADES RENEWS ITS NORMAL COURSE ISSUER BID

Kingsey Falls, Québec, March 13, 2013 - Cascades Inc. (TSX: CAS) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid will commence on March 15, 2013 and will not continue beyond March 14, 2014. The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 2,816,753 Common Shares which represents approximately 3% of the 93,891,776 issued, and outstanding Common Shares as of March 1st, 2013. Since March 1st, 2012, Cascades purchased 482,686 Common Shares at an average weighted cost of $4.33.

The average daily trading volume of Cascades’ Common Shares was 88,213 on the Toronto Stock Exchange over the last six completed calendar months (the ADTV). Accordingly, Cascades is entitled to purchase up to 25% of the ADTV on any trading day being 22,053 Common Shares.

All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

For further information:	Source:
Robert F. Hall
MEDIA	Vice-President, Legal Affairs and Corporate Secretary
Hugo D’Amours
Vice-President, Communications and Public Affairs
(819) 363-5164

INVESTORS
Riko Gaudreault
Director, Investor relations
(514) 282-2697